SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS

June 3, 2008

VIA COURIER AND EDGAR

	Re:	Marathon Acquisition Corp. and
GSL Holdings, Inc.
Joint Proxy Statement on Schedule 14A/Registration Statement on Form F-4
File No. 333-150309

Max A. Webb

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Webb:

On behalf of Marathon Acquisition Corp, a Delaware corporation (“Marathon”), GSL Holdings, Inc., a newly formed Marshall Islands corporation (“GSL Holdings”), and Global Ship Lease, Inc., a Marshall Islands corporation (“Global Ship Lease” and, collectively with Marathon and GSL Holdings, the “company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Joint Proxy Statement/Registration Statement in connection with the proposed merger of Marathon, GSL Holdings and Global Ship Lease, marked to show changes from the Joint Proxy Statement/Registration Statement as filed on April 18, 2008 (File No. 333-150309). The Joint Proxy Statement/Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission	-2-	June 3, 2008

In addition, we are providing the following responses to your comment letter, dated May 15, 2008, regarding the Joint Proxy Statement/Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Pre-Effective Amendment No. 1 to the Joint Proxy Statement/Registration Statement. The responses and information described below are based upon information provided to us by Marathon or Global Ship Lease.

In response to comment 1 of the comment letter, we are providing materials to the Staff on a supplemental basis only and these materials are not to be filed with or deemed part of the revised Joint Proxy Statement/Registration Statement. The supplemental information is clearly marked “Confidential.” Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the company requests that the Staff return such supplemental material to us on behalf of the company following the Staff’s review. As required by Rule 418(b), we note that (i) the company is requesting such treatment at the time the information is furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the supplemental material is not being filed in electronic format.

Securities and Exchange Commission	-3-	June 3, 2008

General

1.	Please provide us with copies of any written materials prepared by management or the underwriters and reviewed by the board in connection with its vote to approve the transaction.

In accordance with the Staff’s request, the company has provided the Staff under separate cover copies of written materials prepared by management, financial advisors or the underwriters and reviewed by the board in connection with its vote to approve the transaction.

2.	Please consider adding diagram or a chart with graphics to help illustrate the narrative description of the parties and the transaction. This chart, or a separate chart, should also illustration the service providers and company chartering your vessels in such a way that it clarifies the various affiliations that exist.

In response to the Staff’s comment, the company has added two diagrams on pages 3 and 4 to illustrate the narrative description of the parties and the transaction and clarify the various affiliations before and after the consummation of the Merger.

Questions and Answers about the Proposals, page i

3.	Please revise to provide a Q&A disclosing the date of Marathon’s IPO, the amount of funds raised, as well as its termination date absent a business combination.

In accordance with the Staff’s comment, the company has revised the disclosure on page ii to include Q&A disclosing the date of Marathon’s IPO, the amount of funds raised and the deadline for the company to complete a business combination.

4.	Please revise to disclose the percentage of the company that will be owned by your existing shareholders after the acquisition is complete.

In accordance with the Staff’s comment, the company has revised the disclosure on page iii to disclose the percentage to be owned by existing shareholders of Marathon after the transaction.

What is the anticipated dividend policy after the Merger? page iv

5.	Please revise the first sentence to remove the word “base” or tell us why it is necessary. It appears to suggest a floor beneath which the dividend will never go, which is inconsistent with disclosure elsewhere. Also revise to clarify that the dividends may include return of capital and revise the discussion under Dividend Policy to quantify what portion of the initial dividend is currently projected to be return of capital.

In accordance with the Staff’s comment, the company has removed the word “base” from the disclosure on page v and clarified on page v and under Dividend Policy on page 42 that a portion of the dividends to be paid is expected to be a return of capital.

Summary, page 1

6.

Please revise to eliminate marketing language throughout this section and elsewhere. For example, we note your reference to the “high quality” of Global Ship Lease’s fleet on page 2, and the “extensive” background its management has in the shipping industry on page 2. Some of examples of where such marketing language is also found elsewhere include the “substantial”

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experience of its managers of page 19 and the reference to Apollo Management as a “leading” private equity firm on page 162. These are meant as examples only and revisions should be made throughout where appropriate.

In accordance with the Staff’s comment, the company has revised the disclosure throughout the document to eliminate any marketing language.

The Merger and the Merger Agreement, page 3

7.	Please disclose the estimated amount of fees and expenses that the company expects to incur to consummate the transaction.

In accordance with the Staff’s comment, the company has disclosed the estimated amount of fees and expenses that it expects to incur on page 5.

Recommendation of the Boards of Directions and Reasons for the Merger, page 5

8.	Please clarify whether the board concluded that the proposed transaction met all of the requirements detailed in the company’s Form S-1.

In accordance with the Staff’s comment, the company has revised the disclosure on page 7 to clarify that the board of directors concluded that the proposed transaction met the requirements set forth in its initial public offering prospectus.

Global Ship Lease Summary Financial Information, page 9

9.	Since the operations of the Predecessor Group are not representative of the Company’s operations going forward due to the change in the nature of operations from that of carrying cargo for third party customers, to that of chartering its vessels to CMA CGM under long-term time charters, please revise to also disclose the Company’s pro forma results of operations for the most recent annual period. These pro forma disclosures should be accompanied by a brief description explaining the nature and terms of the transactions reflected in the pro forma financial information.

In accordance with the Staff’s comment, the company has revised the summary selected financial information on pages 10 through 12 to disclose Global Ship Lease’s stand-alone pro forma results of operations for the three months ended March 31, 2008 and the year ended December 31, 2007.

Dividend Policy, page 40

10.	Please revise this section to include a discussion of your expected ability to pay dividends based on the pro forma financial information included elsewhere in the registration statement and provide a table reflecting the amount of funds that would be available to pay dividends based on this pro forma financial information for 2007. MD&A should also be revised to include a discussion of the Company’s expected ability to pay dividends following the completion of the merger and related transactions, based on the fiscal 2007 pro forma financial information.

In accordance with the Staff’s comment, the company has incorporated a discussion of the pro forma financial information as it relates to the dividend policy on page 42. As previously discussed, the Merger allows for the creation of three classes of common shares. For the third and fourth quarters of 2008, GSL Holdings intends to pay an initial quarterly dividend of $0.18

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per share to only Class A shareholders. The table below uses the diluted weighted average Class A common shares outstanding and pro forma earnings before depreciation and amortization (assuming no conversion) for the first quarter of 2008 to analyze GSL Holdings’ ability to pay a dividend. It demonstrates that GSL Holdings has the ability to pay the proposed amounts.

Three months ended March 31, 2008 Pro Forma
Weighted average shares outstanding (Class A diluted)	62,701,774
Proposed initial per share quarterly dividend	$0.18
Proposed quarterly dividend to be paid (in thousands)	$11,286
Earnings before depreciation and amortization (in thousands)	$12,943

Even though other classes of stock have future dividend rights, the company supplementally advises the Staff that it believes that a comparison of future (third quarter 2009) dividends to the current pro forma financials would be inaccurate and misleading as, among other contributing factors, GSL Holdings will have additional earnings in the third quarter of 2009 from the four vessels expected to be delivered in December 2008 and the one vessel expected to be delivered in July 2009. Based on the terms of the charters, ship management agreement, global expense agreement, credit facility and other factors, the company believes that GSL Holdings will be able to pay dividends on all shares for the foreseeable future.

Capitalization of Marathon, page 42

11.	We note that your capitalization table is shown on an “as adjusted” basis to give effect to the issuance of 25,219,600 shares of common stock to CMA CGM in respect of the stock consideration portion of the merger. Please revise to separately present the three classes of common stock (Class A, B and C) that will be issued at the time of the merger, with the amount of shares and dollar value of each Class.

In accordance with the Staff’s comment, the company has revised the Capitalization table on page 44 to separately present the three classes of common shares (Class A, B, and C). The table shows the total post-Merger common shares on a class basis. The 25,219,600 shares issued to CMA CGM are included within this table and divided accordingly: 7,844,600 Class A, 5,000,000 Class B, and 12,375,000 Class C. All “as adjusted” and “as further adjusted” shares are shown with the post-Merger par value of $0.01 per share.

Background of the Merger, page 48

12.	Please expand your disclosure in the third paragraph on page 51 to explain why it became evident that an agreement could be reached at this juncture.

In accordance with the Staff’s comment, the company has revised the disclosure on page 53 to explain that it became evident that an agreement could be reached because the proposed merger would be advantageous to both Global Ship Lease and Marathon.

13.	Please revise to clarify whether any persons responsible for negotiating the agreements on behalf of each party are accepting any position or remuneration from any party in connection with this

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transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

In accordance with the Staff’s comment, the company has revised the disclosure on page 56 to clarify whether any persons responsible for negotiating the agreements on behalf of each party are accepting any position or remuneration from any party in connection with the transaction and the terms thereof.

Fairness Opinion of Jefferies, page 59

14.	Please disclose the fees payable to Jefferies on page 64, including whether any have already been paid, or are in any way contingent upon the consummation of the deal.

In accordance with the Staff’s comment, the company has revised its discussion on page 67 to disclose fees payable to Jefferies.

Other Transaction Agreements, page 75

15.	We note from your disclosures that immediately prior to the merger, the applicable subsidiaries of Global Ship Lease will enter into amended and restated charter agreements, ship management agreements, and global expense agreement. Please tell us if any of the amended agreements are expected to result in significantly different payment amounts or terms. If so, please revise to disclose these expected changes and tell as how you have incorporated these amended agreements in the adjustments to the pro forma information.

In accordance with the Staff’s comment, the company has revised the disclosure on page 78 to disclose the changes in the terms of the amended agreements, as applicable.

Pro Forma Combined Financial Information, page 86

16.	We note your disclosure that the unaudited pro forma financial statements have been prepared assuming two different levels of conversion of shares: assuming no conversion of shares; and assuming conversion of 8,003,166 shares (one less than 20% of the shares issued in the initial public offering). Please revise the notes to the pro forma financial statements to include a sensitivity analysis which reflects the potential adjustments to the balance sheet assuming certain levels of shares less than 19.9% are converted (i.e, 5%, 10%, etc.). See Article 11-02(b)(8) of Regulation SX.

In accordance with the Staff’s comment, the company has inserted a sensitivity analysis highlighting the balance sheet impact of conversion at 5% (2,001,793 shares), 10% (4,003,585 shares) and 15% (6,005,378 shares) in Note L on page 95. The following table shows such impact on long-term debt, common shares (Class A), additional paid-in-capital and retained earnings.

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	5% Conversion	10% Conversion	15% Conversion	19.9% Conversion
Long term debt	15,851	31,704	47,555	63,408

Class A common shares	(20)	(40)	(60)	(80)

Additional Paid in Capital	(15,436)	(30,873)	(46,309)	(61,715)

Retained Earnings	(395)	(791)	(1,186)	(1,613)

*	Amounts are in thousands

17.	We note your disclosure on page 86 that the unaudited pro forma combined financial information includes adjustments which give effect to events that are directly attributable to the transaction, expected to have a continuing impact and are factually supportable. Please note that pro forma balance sheet adjustments should be directly related to the merger and factually supportable, regardless of whether or not they have a continuing future impact or are non-recurring. Please revise to ensure you have included all pro forma balance sheet adjustments that meet these criteria.

In accordance with the Staff’s comment, the company has revised the disclosure on page 89 to reflect that the balance sheet adjustments are directly related to the Merger and are factually supportable, regardless of whether they have a continuing future impact or are non-recurring. The company has confirmed that all pro forma balance sheet adjustments included meet these criteria.

18.	We note from your disclosure on page 57 that the board of directors considered that the employment agreements signed by Global Ship Lease’s management team mitigated the risk that these key employees would leave Global Ship Lease in the near term. Please tell us the nature and terms of any new compensation contracts with management as a result of the merger. If there are new compensation contracts that are directly a result of the merger, please revise your pro forma financial statements to include disclosure of the contractual terms and the applicable pro forma adjustments.

In accordance with the Staff’s comment, the company has disclosed the nature and terms of the new employment agreements contracts on page 175. The pro forma adjustments include the cash compensation contemplated by the new employment agreements. Please see the company’s response to comment 32 and Note T on page 99.

Pro Forma Combined Balance Sheet, page 87

19.	We note that your pro forma balance sheet does not separately identify the three classes of common stock that will be issued in the merger. Please revise the face of your pro forma balance sheet to disclose for each class of common shares, the number of shares to be issued or outstanding, as appropriate, and the dollar amount thereof. If convertible, this fact should also be indicated on the face of the balance sheet. See Rule 5-02(30) of Regulation SX.

Securities and Exchange Commission	-8-	June 3, 2008

In accordance with the Staff’s comment, the company has revised the face of the pro forma balance sheet on page 90 to disclose for each class of common shares the number of shares to be issued or outstanding, as appropriate, and the dollar amount thereof. The company supplementally notes that the three classes of common shares are not convertible at the option of the holder.

20.	We note from your disclosure on page 31 that if Marathon completes the merger, members of Marathon’s management team will receive reimbursement of certain out-of-pocket expenses incurred. To the extent the amount is factually supportable, please revise to include a pro forma balance sheet adjustment to reflect the accrual of this reimbursement.

In response to the Staff’s comment, the company supplementally advises the Staff that all identified reimbursable expenses related to periods on or before the balance sheet date have been accrued and reflected on the balance sheet on page 90 within the deferred acquisition costs line item.

21.	We note from your disclosure on page 164 that prior to the completion of this offering, you expect to adopt an equity incentive plan providing for the grant of up to 1,500,000 share grants, options, share appreciation rights or similar awards, a portion of which would be granted at the closing of the Merger subject to vesting provisions. Please tell us if the nature, terms and amount of awards you intend to make under this incentive plan in connection with the initial public offering. Also, please revise the pro forma financial statements to include adjustments for the accrual of compensation expense, as applicable.

In accordance with the Staff’s comment, the company has disclosed on page 175 the nature and terms of awards expected to be made under the equity incentive plan. The amounts of the awards have not been reflected in the pro forma financial statements since they have not yet been determined. Please see the company’s response to Comment 32 and Note T on page 97.

Unaudited Pro Forma Combined Income Statement, page 88

22.	We note that the weighted average number of shares outstanding used for the pro forma EPS calculation assuming no conversion is calculated using the Marathon shares that are not subject to possible conversion. In light of the fact that this EPS calculation reflects no conversion of any Marathon shares, we would expect that the number of Marathon shares used in the calculation would be 49,410,850, the total amount of outstanding common shares. Please advise or revise accordingly. Additionally it appears that, the weighted average shares used in the pro forma EPS computation assuming maximum conversion, should be calculated using Marathon shares of 41,407,684 rather than a reduction of 8,003,166 shares from 41,407,684, which is what is presented. Please revise.

In accordance with the Staff’s comment, the company has revised the disclosure on pages 91 and 92 to show the weighted average number of shares outstanding used for the pro forma earnings per share calculation assuming no conversion and maximum conversion.

23.	Also, if the shares subject to possible conversion share differently in earnings and/or dividends as Marathon’s financial statements appear to indicate, then the “two-class” method should be used for Marathon’s historical EPS in the pro forma statement of income in accordance with paragraph A61 of SFAS No. 128 and EITF 03-6. Please advise or revise as appropriate.

Securities and Exchange Commission	-9-	June 3, 2008

In accordance with the Staff’s comment, the company has revised the disclosure on pages 91 and 92 to present earnings per share for multiple classes of shares.

24.	We note from your disclosures on page 40 and elsewhere in the filing, that subsequent to the merger, the three classes of common shares will participate differently in the payment of dividends. Please revise your pro forma earnings per share calculations to reflect the “two-class” method of computing earnings per share, as applicable. Also, the notes to the pro forma financial information should be revised to discuss the differences in dividend distribution between the three classes of common shares. See paragraph A61 of SFAS No. 128 and EITF 03-6.

In accordance with the Staff’s comment, the company has revised the disclosure on pages 91 and 92 to present earnings per share for multiple classes of shares. In addition, the company has added a summary of the differences in dividend distribution rights among the three classes of common shares on page 94.

Notes to Pro Forma Combined Financial Statements, page 89

Note C, page 89

25.	We note that you have allocated a portion of the purchase price to the intangible asset related to purchase agreements that are below market value and to an intangible liability related to unfavorable leases on the vessels. Please explain to us how you determined whether a portion of the purchase price should also be allocated to the customer-related intangible asset due to the contractual relationship established between Global Ship Lease and CMA CGM. Please see SEC Staff speech by Chad Kokenge at the 2003 31st AICPA National Conference on Current SEC Developments.

The company acknowledges the Staff’s comment and respectfully notes that CMA CGM is at present Global Ship Lease’s only customer and that these leases are at daily rates that are less than rates that might be achieved currently due to changes in market conditions. As such, Global Ship Lease records an intagible liability on the balance sheet. The company also respectfully notes that its relationship with CMA CGM is not a “customer relationship” as that term is contemplated in the guidance issued in EITF. Issue No. 02-17, “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination,” and therefore the purchase price should not recognize a customer-related intangible asset. In addition, each lease represents an individually significant transaction for the company and, therefore, all future leases will be examined and negotiated on an individual basis. The company expects to grow its fleet of vessels and diversify its customer base. For this reason, and because there is no guarantee that future leases will be with CMA CGM, the company respectfully submits to the Staff that there is no customer-related intangible asset associated with the Merger.

Note C(1), page 90

26.	We note that the fair value of the Class B and C common shares has been discounted based on entitlement to dividends. Please explain to us, and in your footnote disclosures, how you determined the amount of the discount for the Class B and Class C shares.

In accordance with the Staff’s comment, the company has included the following explanation in Note B(1) on page 94.

Securities and Exchange Commission	-10-	June 3, 2008

“Management estimated the per share value of the Class C common shares by discounting the share price of $7.78 by the present value of the two $0.18 dividends foregone for the third quarter of 2008 and the fourth quarter of 2008. Management calculated the discount rate of 10.10% by using the average of (a) an 11.5% cost of equity using the dividend growth model (assumes a comparable dividend of 7.5% and long-term dividend growth of 4.0%) and (b) an 8.7% cost of equity using the beta method (4.40% U.S. Risk Free Rate (30-year U.S. Treasury) plus a 4.25% adjusted equity market risk premium). Using this rate, the discount for the present value of the waived dividends is $0.32. This results in an implied share price of $7.46.

Management estimated the per share value of the Class B common shares using the same method for the waived third quarter of 2008 and fourth quarter of 2008 dividends as used for Class C common shares. Management applied an additional discount for subordinated dividend risk and impaired liquidity. Management estimated a discount of 7.8% ($0.61) by examining trading performance of subordinated share class for precedent transactions. This results in an implied share price of $6.86.”

Note C(2), page 90

27.	We note that this adjustment reflects payment of costs related to the Merger, including advisory fees, legal fees, accounting fees, and other miscellaneous transaction fees. Please explain to us, and revise your note to disclose, how these amounts are factually supportable.

In response to the Staff’s comment, the company notes that the determination of estimated costs related to the Merger reflects costs incurred to date combined with estimated costs to complete the transaction, as provided by the parties and their advisors, attorneys and accountants. The company has revised the disclosure accordingly in Note B(2) on page 94.

The company supplementally advises the Staff that the following are the current estimated costs related to the Merger:

Transaction Expense	Estimate
Merger advisory fees	$6,500,000
Tax advisory fees	$120,000
Global Ship Lease legal fees	$2,300,000
Marathon legal fees	$3,500,000
Global Ship Lease accounting fees	$500,000
Marathon accounting fees	$100,000
Marathon financial advisor fees	$1,750,000
Miscellaneous	$900,000

Total	$15,670,000

Note C(7), page 90

28.	Please tell us and explain in footnote (7) how you calculated or determined the fair value of the below market charters which have been assigned fair values aggregating $68,819 in the allocation of the purchase price for the merger transaction.

In accordance with the Staff’s comment, the company has expanded its explanation of fair value of the below market charters in Note B(7) on page 95. Based on its industry experience and

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knowledge, Global Ship Lease management established its best estimates of the market charter rates for the ships discussed. By means of a discounted cash flow method, the valuation was then established using management’s estimates of market charter rates verses the contractual rates.

Note E, page 90

29.	We note that this adjustment reflects the funding of the acquisition of the two newly built vessels from Global Ship Lease’s former parent company with $188 million of restricted cash. In light of the fact that it appears that these vessels have been included in the balance sheet as vessels in operation as of December 31, 2007, please tell us why the cash will not transferred to CMA CGM until after the merger.

The company acknowledges the Staff’s comment and respectfully notes that as of December 31, 2007, the two newly built vessels were owned by the Predecessor Group and were included in the Predecessor Group’s balance sheet. They were not at that date owned by Global Ship Lease or its subsidiaries. However, in anticipation of purchasing the vessels early in 2008, Global Ship Lease, prior to December 31, 2007, drew down under the credit facility the $188 million purchase consideration. This resulted in a cash balance of $188 million at December 31, 2007 which has been accounted for as restricted cash as it could only be used to purchase the two vessels.

The adjustment described in Note E on page 90 of the Joint Proxy Statement/Registration Statement as filed on April 18, 2008 gave pro forma effect as of December 31, 2007 to the funding of the purchase consideration payable to CMA CGM upon the legal transfer of the ownership of these two vessels which took place on January 9 and 16, 2008. As these payments are reflected in the historical results presented in the interim combined financial statements for the three months ended March 31, 2008, the unaudited pro forma combined balance sheet as of March 31, 2008 has been updated to remove this adjustment.

Note M, page 91

30.	We note that this adjustment reflects the repayment of 8,003,166 shares of common stock converted at an initial per share conversion price of $7.72 plus interest allocated net of taxes. Please revise your note to disclose how you calculated the $7.72 and to indicate if that amount is subject to change.

In accordance with the Staff’s comment, the company has added the following sentences to Note L on page 95:

“This amount represents an initial estimate as of the initial public offering and was calculated by dividing the total initial public offering proceeds deposited into the trust account by the number of shares issued in the initial public offering. Upon actual conversion, the amount paid is likely to differ.”

Notes to Pro Forma Combined Income Statement, page 91

Note R, page 92

31.	We note that this adjustment includes the effect of the global expense agreement with CMA Ships that would have reduced Global Ship Lease’s vessel expenses by $1.1 million in total for the year ended December 31, 2007. In light of the fact that the global cap agreement indicates a maximum amount of operating expenses that will be reimbursed to the Ship Manager, please explain to us why the adjustment for several of the ships is an increase in vessel expenses due to the global cap agreement.

Securities and Exchange Commission	-12-	June 3, 2008

The company acknowledges the Staff’s comment and respectfully notes that, as disclosed on page 161, pursuant to the ship management agreements, ship operating expenses incurred by the Ship Manager on Global Ship Lease’s behalf in the operation of its fleet will be reimbursed. However, pursuant to the global expense agreement that Global Ship Lease entered into with its Ship Manager, this reimbursement is subject to a cap to be determined quarterly, on a fleet basis, for all of Global Ship Lease’s vessels subject to ship management agreements with the Ship Manager. For each quarterly period, the Ship Manager bears the amount (if any) by which the actual aggregate expenses, excluding drydocking expenses and insurance premiums and costs of accidents and incidents, incurred with respect to all vessels in service under these ship management agreements exceed the aggregate cap, determined across the fleet for such quarterly period.

The pro forma adjustment described in Note Q is first calculated on a vessel by vessel basis, and is then aggregated at the fleet level to determine whether at a fleet level there is any adjustment under the global cap agreement. Any reduction or excess of actual expenses compared to the cap on a vessel by vessel basis is calculated only in order to determine the effect, if any, of the global expense agreement which operates at the fleet level. Pro forma adjustment for the year ended December 31, 2007 described in Note Q gives pro forma effect to the global expense agreement for the initial fleet. Actual expenses for the three months ended March 31, 2008 were less than the cap and consequently there is no adjustment.

Note T, page 93

32.	We note your disclosure that the estimated directors fees and expenses and salaries and benefits are based upon current estimates by Marathon. Please tell us how these estimates were determined and why you believe the amounts are factually supportable. If they are based on draft or existing agreements, please revise your disclosure to indicate that assumption.

In accordance with the Staff’s comment, the company has added the following sentences to Note T on page 99.

“The board of directors is not yet fully constituted and fees have not been determined. The $800,000 estimate for directors fees and expenses is comprised of an estimated chairman’s fee of $125,000 together with six other directors at $65,000 each. Expenses for board meetings are estimated at $250,000.”

“Of the $2.1 million estimate for salaries and benefits, $1.2 million consists of estimated cash based compensation and other benefits for the chief executive officer, chief financial officer and chief commercial officer and was based on the employment agreements expected to be entered into at the closing of the Merger (assuming cash bonus is 50% earned). Management has estimated cash compensation and other benefits with respect to other officers and employees likely to be employed. As stock based compensation has not yet been determined, no amounts therefor have been included in these estimates.”

Note W, page 94

33.	We note your disclosure that this adjustment reflects interest expense on post¬merger long-term debt balance of $2,297 from January 1, 2007 to November 11, 2007. In light of the fact that

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Global Ship Lease has already borrowed $401,100 on the revolving credit facility, please tell us how you determined that the balance from January 1, 2007 to November 11, 2007 would only be $2,297 if the merger occurred on January 1, 2007.

The company acknowledges the Staff’s comment and respectfully notes that the balance of $2,297 for the period from January 1, 2007 to November 5, 2007 was derived by deducting from actual debt of $401,100 at December 31, 2007 (i) post-Merger cash available to reduce overall debt of $211,647, (ii) debt of $93,578 assumed in the pro formas to be drawn on December 27, 2007 for the purchase of one newly built vessel and (iii) debt of $93,528 assumed to have been drawn on the purchase of the other newly built vessels on November 5, 2007. (The company advises the Staff that the November 11, 2007 date included in the preliminary filing of the document was a typographical error and should have been November 5, 2007.) This gave rise to the following pro forma debt profile during 2007:

	Increase	Balance
January 1, 2007		$2,297
November 5, 2007	$93,578	$95,875
December 27, 2007	$93,578	$189,453
Cash used to repay	$211,647	$401,100

The analysis has been updated to reflect the pro forma balance sheet at March 31, 2008. This results in combined pro forma long term debt at March 31, 2008 of $186.6 million (assuming the use of available post-merger cash of $214.5 million to pay down the $401.1 million outstanding). With regard to the income statement, the Merger is assumed to have occurred on January 1, 2007. However, for interest expense calculation, the debt used must still agree to the combined pro forma balance sheet debt amount of $186.6 million as of March 31, 2008. The two primary capital expenditures funded during 2007 relate to the purchase of two additional vessels in November and December. The total cost of each vessel was approximately $93 million and the sum would account for all of the debt outstanding on March 31, 2008. Therefore, the debt balance is as follows: (i) $0 from January 1, 2007 to November 4, 2007 (ii) $93.0 million from November 5, 2007 through December 26, 2007 and (iii) $186.6 million from December 27, 2007 through March 31, 2008.

Securities and Exchange Commission	-14-	June 3, 2008

The calculation of interest expenses and the determination of the opening balance of revolving credit facility have been determined as follows:

In thousand of $	Increase in financial debt	Outstanding balance	Period	Pro forma interest expense
Opening balance	0	0	From January 1st, 2007 to November 4, 2007	0

Delivery of Alcazar on November 5, 2007	93,005	93,005	From November 5, 2007 to December 26, 2007	764

Delivery of Château d’If on December 27, 2007	93,578	186,583	From December 26, 2007 to December 31, 2007	150

Closing balance – December 31, 2007		186,583		914

Closing balance – March 31, 2008		186,583		2,063

Results of Operations, page 102

34.	We note your disclosure that the increase in depreciation expense is mitigated by the fact that two of the vessels were depreciated in British Pounds in 2006 while they were depreciated in U.S. dollars in 2007. Please explain to us why there was a change in the currency used for depreciating these vessels and tell us the dollar amount of this change, Also, please tell us, and revise your disclosure to indicate your policy for choosing the currency in which to depreciate vessels. Additionally, please explain to us the nature of the revision of the vessels’ scrap value due to the steady increase of the price of steel. It appears that this change may be a change in estimate and should be disclosed as such in the notes to the financial statements. Please advise or revise accordingly.

The company acknowledges the Staff’s comment and respectfully notes that there was no change in the functional currency over the periods presented. The U.S. dollar, which is the reporting currency of the Predecessor Group, is also the functional currency for the majority of the legal entities contributing to the Predecessor Group. However, certain vessels included in the Predecessor Group were owned by entities whose functional currency is the British Pound based on the currency of their primary economic environment, i.e. the currency in which the entity primarily generates and expenses cash. Therefore, depreciation expense for a vessel owned by an entity with the British Pound as its functional currency, as well as other income and expense allocated to this vessel, is first accounted for in British Pounds. It is subsequently converted to U.S. dollars using the effective average exchange rate for the period. In the course of 2007, all vessels were transferred to entities with the U.S. dollar as its functional currency and depreciation was calculated based on U.S. dollars. However, depreciation on two vessels in 2006 was initially determined in British Pounds and has been translated into U.S. dollars as the exchange rate between U.S. dollars and British Pounds in 2006 was different to that underlying depreciation in 2007 for the relevant vessels and explains the relative reduction in depreciation expense over the period stated in the section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Global Ship Lease”.

Securities and Exchange Commission	-15-	June 3, 2008

With respect to the vessel’s scrap value, the company acknowledges the Staff’s comment and respectfully notes that the scrap value of the vessels is determined using the lightweight tonnage of each vessel and the estimated price of scrap steel at the relevant date. Scrap value is reassessed each year. The estimated price of steel per ton increased from $150 to $250 over the period. In light of this increase, the company has revised the estimated scrap value of the vessels.

In response to the Staff’s comment, the company has (i) clarified the discussion related to depreciation expense in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Global Ship Lease”, (ii) expanded the accounting policy related to determination of the functional currency and (iii) disclosed the change in estimate related to the scrap value in the notes to the combined financial statements on pages 108 through 112.

Global Ship Lease’s Credit Facility, page 105

35.	We note that your disclosure of outstanding credit facility amounts subsequent to the merger are estimated on the assumption that no common shares of Marathon are converted. Please revise your disclosure in MD&A to discuss the potential effects on the credit facility assuming the maximum amount of shares (8,003,166) are converted in connection with the merger.

In accordance with the Staff’s comment, the company has revised the disclosure on page 116 to disclose the potential effects on the credit facility assuming the maximum amount of shares are converted in connection with the merger.

36.	Please revise to disclose here the how the interest rate will operate, including detailing how the margin will depend on the leverage ratio and how the leverage ratio is defined.

In accordance with the Staff’s comment, the company has revised the disclosure on page 115 to disclose how the interest rate will operate, including detailing how the margin will depend on the leverage ratio and how the leverage ratio is defined.

Table of Contractual Obligations, page 107

37.	We note your disclosure that the contractual obligations presented in the table represent Global Ship Lease’s estimates of future payments under fixed contractual obligations and commitments as of December 31, 2007 without giving effect to the transactions contemplated by the merger agreement. Please revise your table of contractual obligations to include the amount owed on the shareholder loan as of December 31, 2007.

In accordance with the Staff’s comment, the company has revised the contractual obligations table on page 117 to include the amount owed on the shareholder loan ($176.9 million).

38.	According to your pro forma condensed balance sheet on page 87, Global Ship Lease has long-term debt of $401,100 outstanding as of December 31, 2007, some of which will be paid down upon the proposed merger. However, no information has been provided with respect to GSL Holding’s future contractual payment obligations including its long-term debt obligations. In this regard, we believe management should include a pro forma contractual obligations table to help an investor understand the nature, type and amounts of GSL Holdings long-term contractual obligations upon consummation of the merger.

In accordance with the Staff’s comment, the company has included a pro forma contractual obligations table on page 117.

Securities and Exchange Commission	-16-	June 3, 2008

Global Ship Lease’s Competitive Strengths, page 127

39.	We note that your second bullet point on page 127 compares the weighted average age of your fleet to the non-weighted average age of the world containership fleet. We also note that numerous places throughout the document you reference only the weighted average age of your fleet. Please revise here and throughout to also disclose the non-weighted average age of your fleet. The revision here will provide a more helpful comparison of your fleet to the world fleet, and revising throughout will enable investors to better assess the average age of the vessels in your fleet without the figure being skewed by the newer vessels of your fleet which are substantially larger in size.

In accordance with the Staff’s comment, the company has revised its disclosure on pages 2, 23, 135, 136 and 137 to include the non-weighted average age of the fleet.

Global Ship Lease’s Business Strategies, page 128

40.	Please revise the last bullet point on page 129 to quantify your available capacity and your projected indebtedness under the credit facility, giving effect to your intent to fund acquisitions, expansion, and capital expenditures so that investors can evaluate your financial strength and flexibility.

In accordance with the Staff’s comment, the company has revised the last bullet point on page 139 to disclose that it will have available capacity of $275.4 million, assuming no conversion, following delivery of the initial and contracted fleets under its $800 million credit facility to fund acquisitions, expansion and capital expenditures.

Inspection by Classification Societies, page 133

41.	Please expand your disclosure in the first full paragraph on page 134 to discuss in greater detail what it means that six of the vessels in Global Ship Lease’s initial fleet currently have recommendations, and three of the vessels in its contracted fleet are also known to have recommendations and conditions of class. If necessary, also revise the comparable disclosure on page 16 to provide greater clarify. In addition, reconcile your disclosure here with the disclosure on page 142 that indicates that only five of the vessels of the initial fleet have recommendations.

In accordance with the Staff’s comment, the company has revised the disclosure on pages 18, 144 and 152 to clarify the term “recommendation” and correctly state the number of vessels with current recommendations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marathon, page 155

42.	Please revise to include a section discussing the results of operations during the periods presented in the audited financial statements. The discussion should include the reasons for the changes between periods in income statement line items such as formation and general and administrative costs and interest income. See Item 303 of Regulation S-K.

In accordance with the Staff’s comment, the company has revised its disclosure on page 167 to include a presentation of the results of operations during the period presented in the audited financial statements.

Securities and Exchange Commission	-17-	June 3, 2008

Security Ownership of Certain Beneficial Owners and Management, page 169

43.	Please advise us why you have opted to exclude shares underlying sponsor warrants.

In response to the Staff’s comment, the company notes that the sponsor warrants were not included in the table because, like all of the warrants, the exercisability of the warrants is subject to a material condition not in control of the warrantholders. The introductory language to the table on page 182 has been revised accordingly. In addition, the following sentence has been added to footnote (2) on page 183: “In addition, Marathon Investors, LLC, another entity owned and controlled by Mr. Gross, owns 5,500,000 sponsor warrants, which have been amended to be exercisable only on a cashless basis.”

Material U.S. Federal Income Tax Consequences, page 192

44.	If you are intending to file a short form tax opinion, please revise to delete your characterization of the tax consequences to U.S. holders as a “discussion” or as a “summary” throughout because your disclosure appears to indicate that you are receiving an opinion and clarify that this is the opinion. Please also file the form of the tax opinion as an exhibit with your next amendment and include it on the list of exhibits, as we may have comments.

In accordance with the Staff’s comment, the company has revised its disclosure on page 205 to remove the characterization of the tax consequences to U.S. holders as a “discussion” or as a “summary”. The company is also filing the short form tax opinion of its U.S. tax counsel as exhibit 8.1.

45.	We do not believe it is appropriate to provide a tax discussion and then indicate each investor is “advised” or “urged” to consult their own tax advisor. You may revise throughout to indicate that an investor may want to consult with an advisor as to their individual circumstances. Please make corresponding revisions on page 65.

In accordance with the Staff’s comment, the company has revised its disclosure on pages 67, 204, 210, 213 and 214 to clarify that the recommendation to each investor to consult its own tax advisor is specifically with respect to the consequences of such laws to them in light of their particular circumstances. The company respectfully submits to the Staff that in light of the complex nature of the U.S. federal income tax laws discussed in the Joint Proxy Statement/Registration Statement and the application of such laws to each particular investor’s circumstances, which may vary from investor to investor, it is appropriate to advise each investor to consult with its own tax advisor regarding the application of such laws in such circumstances.

Legal Matters, page 202

46.	Please revise the first sentence to state that counsel “is” providing an opinion on the validity of the securities being registered.

In accordance with the Staff’s comment, the company has revised the disclosure on page 215.

Audited Financial Statements of Global Ship Lease

47.

We note that the financial position, results of operations and cash flows reflected in the financial statements for the year ended December 31, 2006 and the majority of the year ended December 31, 2007 will not be representative of the Company’s operations in future periods, since the

Securities and Exchange Commission	-18-	June 3, 2008

combined financial statements include only 159 ship days in December when the 10 secondhand vessels were owned by Global Ship Lease and operated by it in its business as a vessel owner chartering out its vessels on long-term time charters. In light of this change in operations that occurred in December 2007, please include a bold faced heading on the face of your financial statements indicating that the financial statements are not indicative of those that would have been achieved had Global Ship Lease operated as an independent , stand-alone entity for the period presented.

In accordance with the Staff’s comment, the company has added a bold faced heading on the face of its financial statements to clarify that the financial statements are not indicative of those that would have been achieved had Global Ship Lease operated as an independent stand-alone entity for the period presented.

Combined Balance Sheets, page F-3

48.	We note from your disclosure in Note I and Note 6, that it appears that the historical cost of the two new vessels acquired from CMA CGM in January 2008 have been included in your balance sheet as of December 31, 2007. Please explain to us why you believe it is appropriate to include the value of these assets in your balance sheet as of December 31, 2007 in light of your disclosure that you did not take delivery of these vessels until January 2008. Also, please tell us the date when the cash was transferred by Global Ship Lease, Inc. to CMA CGM for the purchase of these vessels, as it appears from the balance sheet that the assets may be overstated since the restricted cash to be used in January 2008 to purchase the two vessels is included in current assets on the balance sheet as of December 31, 2007 and fixed assets also reflect the value of the two new vessels.

The company acknowledges the Staff’s comment with respect to the accounting for the two newly built vessels and respectfully notes that the Predecessor Group’s carve-out financial statements have been prepared to reflect the carve-out of the Predecessor Group’s twelve vessels identified in the “Initial Fleet” to be transferred to Global Ship Lease and its subsidiaries pursuant to the terms of the asset purchase agreement entered into between Global Ship Lease and its subsidiaries and CMA CGM. The two newly built vessels were acquired by the Predecessor Group in November and December 2007 upon delivery from the shipyard. The company therefore believes, in consistency with the inclusion in the carve-out financials of the first 10 vessels transferred to Global Ship Lease and its subsidiaries during the period, that it is appropriate also to reflect the two vessels delivered to the Predecessor Group prior to December 31, 2007 when a purchase commitment existed. The subsequent legal transfer in January 2008 from CMA CGM to Global Ship Lease and its subsidiaries has been reflected in the interim combined financial statements as a consideration paid as a distribution out of the Predecessor Group back to CMA CGM.

The company further acknowledges the Staff’s comment with respect to the reason for presenting both the vessels and the corresponding restricted cash as assets on the balance sheet as of December 31, 2007 and respectfully notes that, as described in response 29 above, while the company drew down $188 million under its credit facility before December, 31 2007, the cash was transferred from Global Ship Lease and its subsidiaries to CMA CGM on January 9 and 16, 2008. The consideration was paid through the release of the restricted cash amounting to $188 million. At year-end, the historical cost to the Predecessor Group of these two vessels together with the restricted cash were reported in the balance sheet as non current and current assets, respectively. The related portion of the credit facility, which was drawn down before year-end, was reported as a current liability in the combined balance sheet.

Securities and Exchange Commission	-19-	June 3, 2008

Combined Statements of Cash Flows, page F-5

49.	We note that cash flows from investing activities for the year ended December 31, 2007 includes $183,713 for the acquisition of other vessels. Please explain to us whether this amount relates to the initial 10 vessels or the 2 new buildings to be acquired from CMA CGM. Also, please tell us the amount of cash, if any, paid to CMA CGM for the initial 10 vessels transferred to Global Ship Lease in December 2007.

The company acknowledges the Staff’s comment and respectfully notes that during the year ended December 31, 2007, cash flows from investing activities refers to only the Predecessor Group’s acquisition of the two newly built vessels as the initial 10 secondhand vessels were already in operation as of January 1, 2007. The $183.7 million cash outflow presented in the investing activities relates to the acquisition by the Predecessor Group (CMA CGM) of the two newly built vessels acquired during the period. The amount paid for the 10 secondhand vessels in December 2007 to CMA CGM by Global Ship Lease Inc. and its subsidiaries was $385 million. This intragroup transaction was adjusted for the purpose of Global Ship Lease’s combined financial statements. As disclosed in Note 1(a) to the combined financial statements on page F-11, the difference between (i) the $385 million purchase price paid and (ii) the $288.1 million vessels’ carrying amount in the Predecessor Group financial statements has been recorded as a deemed distribution back to CMA CGM for an amount of $96.9 million.

Combined Statements of Stockholder’s Equity, page F-6

50.	We note that you have recorded the “other effect of the transfer of the initial 10 vessels” as an adjustment of “due to CMA CGM” and accumulated other comprehensive income. Please explain to us the nature of the amounts included in this adjustment and tell us why you believe the adjustment is appropriate. Also, please tell us how the amounts were determined or calculated.

The company acknowledges the Staff’s comment and respectfully notes that the “accumulated other comprehensive income” corresponded to (i) the mark-to-market of the financial derivative instruments related to bunker hedges and (ii) the currency translation adjustments related to the vessels owned by entities with a functional currency different from U.S. dollars. The accounting policy related to the “accumulated other comprehensive income” is provided in Note 2(s) and its components are described in Note 9 to the combined financial statements. As part of the agreement, CMA CGM did not transfer the bunkers and the related hedges, which explains the reversal of the corresponding “accumulated other comprehensive income”. Following the transfer of the vessels to Global Ship Lease and its subsidiaries, the historical currency translation adjustment has been reversed against the amount due to CMA CGM as it is not being carried forward in the combined balance sheet of Global Ship Lease. The accumulated “accumulated other comprehensive income” for each transferred vessel has been determined on a vessel by vessel basis up to the transfer date from Group Predecessor to Global Ship Lease and its subsidiaries, and then reversed against the amount due to CMA CGM.

Audited Financial Statements of Marathon Acquisition Corp.

Balance Sheets, page F-27

51.	We note that your balance sheet includes common stock subject to possible conversion which is valued at $7.72 per share as of December 31, 2007 and 2006. Please tell us, and revise your notes to the financial statements to disclose, the terms under which up to 20% of your outstanding common shares may be converted into a right to receive cash of $7.72 per share.

Securities and Exchange Commission	-20-	June 3, 2008

In response to the Staff’s comment, the company respectfully notes that pages ii and 170 already disclose that at the time Marathon seeks stockholder approval of any business combination, Marathon will offer each public stockholder the right to have such stockholder’s shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and completed. The actual per share conversion price will be equal to the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions and including accrued interest, net of any income taxes on such interest, which shall be paid from the trust account, and net of interest income of $3.9 million previously released to Marathon to fund working capital requirements (subject to the tax holdback) (calculated as of two business days prior to the consummation of the Merger), divided by the number of shares sold in the initial public offering.

The computation of the $7.72 per share amount represents a computation as of Marathon’s initial public offering and was calculated by dividing the total initial public offering proceeds deposited into the trust account by the number of shares issued in the initial public offering. The computation of interest attributable to common stock subject to possible conversion has been performed to calculate the pro rata interest earned per share, which when added to the initial $7.72 per share represents the pro rata portion of the trust account, and is more fully described in the response to comment 53.

52.	We note that there is a possibility that up to 8,003,166 shares (one share less than 20%) may be redeemed by current shareholders in connection with the merger and related transactions. Please revise to include a pro forma balance sheet alongside the historical balance sheet, showing the effects of this potential redemption of common shares on stockholders’ equity. Also, please include a note to the audited financial statements which includes a sensitivity analysis which reflects the potential adjustments to stockholders’ equity assuming various levels of shares other than one less than 20% are redeemed by the current stockholders (i.e, 5%, 10%, etc.).

In response to the Staff’s comment, the company respectfully notes that the audited financial statements currently include disclosure of the effects of the potential redemption of 8,003,166 shares on stockholders’ equity through the removal of $61.8 million from additional paid in capital (8,003,166 shares multiplied by the initial conversion estimate of $7.72) and the segregation of interest attributable to common stock subject to possible conversion from retained earnings ($1.4 million at December 31, 2007 and $1.6 million at March 31, 2008). The balance sheet line items, “Common stock subject to possible redemption” and “Interest attributable to common stock subject to possible conversion”, have been presented outside of total stockholders’ equity and below total liabilities. Marathon and its independent auditors believe this presentation is in conformity with generally accepted accounting principals.

The company also respectfully submits to the Staff that sensitivity analysis of the kind described in this comment may be more appropriately suited for the section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marathon” and has included such an analysis on page 168.

Statements of Operations, page F-28

53.	We note that net income is reduced by an amount of $ 1,402,721 for interest attributable to common stock subject to possible conversion (net of income taxes of $1,156,989) Please explain to us, and revise your notes to the financial statements to disclose, how this amount is determined or calculated. Also, tell us why there was no amount recorded for this interest for the period April 27, 2006 through December 31, 2006. Also, please revise your notes to include your accounting policy for interest attributable to common stock subject to possible conversion.

Securities and Exchange Commission	-21-	June 3, 2008

In response to the Staff’s comment, the company respectfully notes that during the quarter ended March 31, 2007, Marathon earned enough interest on a cumulative basis to begin accreting interest income to the common stock subject to possible conversion because cumulative interest income less related taxes surpassed the $3.9 million working capital requirement. The pro rata amount of income allocated to common stock subject to possible conversion is approximately 20% of the amount by which interest income less related taxes surpasses the working capital requirement. Prior to the quarter ended March 31, 2007, interest income less related taxes did not surpass the working capital requirement and therefore no amount was recorded for the period April 27, 2006 through December 31, 2006.

Note 4. Note Payable to Affiliate and Related Party Transaction

54.	We note the disclosure indicating that on August 30, 2006, an entity owned and controlled by the Company’s chairman, chief executive officer and secretary, purchased an aggregate of 5,500,000 warrants at a price of $1 per warrant from the Company. Please tell us and explain in the notes to the financial statements how the purchase price for these warrants was determined. Also, if the Company believes the purchase price paid for these warrants is representative of their fair value at the date of purchase, please explain the basis or rationale for this conclusion. In addition, please revise to disclose the exercise price for these warrants.

In accordance with the Staff’s comment, the company has disclosed in the notes to the Marathon financial statements that the purchase price for the warrants was determined based on the anticipated trading price of the warrant and on the historical trading price of warrants of other comparable companies.

Other

55.	Please revise the notes to the financial statements to include a subsequent events footnote which discloses the significant terms of the merger agreement that has been entered into by Marathon and Global Ship Lease. As part of these disclosures, please indicate the significant rights and privileges of the various classes of shares that will be issued as part of the merger consideration and explain how these shares will he valued. Also, please revise the notes to the financial statements for Global Ship Lease and Marathon and MD&A to discuss the nature and significant terms of the various agreements that will be entered into by each of these parties in connection with the merger transaction.

In accordance with the Staff’s comment, the company has included a subsequent events note in the December 31, 2007 financial statements of Global Ship Lease on page F-23 and included a note in the March 31, 2008 financial statements of Global Ship Lease on page F-36 and Marathon on page F-56 describing the transaction.

56.	Please include currently dated consents of your independent registered accountants in any future amendments to your Form F-4 registration statement.

In accordance with the Staff’s comment, the company has included in Pre-Effective Amendment No. 1 to the Joint Proxy Statement/Registration Statement and will include in future amendments currently dated consents of its independent registered accountants.

Securities and Exchange Commission	-22-	June 3, 2008

57.	Please consider the financial statement updating requirements outlined in Item 8-A of Form 20-F.

In accordance with the Staff’s comment, the company has revised the F-pages of Pre-Effective Amendment No. 1 to the Joint Proxy Statement/Registration Statement in accordance with Item 8.A of Form 20-F.

Signature Page

58.	Please include the signature of the principal accounting officer in future filings.

In accordance with the Staff’s comment, the company has included in Pre-Effective Amendment No. 1 to the Joint Proxy Statement/Registration Statement and will include in future amendments the signature of the principal accounting officer.

* * * * * * * * * *

Please do not hesitate to call Edward J. Chung at (212) 455-3023 or Jacob Kleinman at (212) 455-2498 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
John Stickel
Hanna Teshome
Clair Erlanger
Linda Cvrkel

Orrick, Herrington & Sutcliffe LLP
Antonios Backos
Amanda Galton